June 26, 2024 Jennifer O'Brien Shannon Buskirk Office of Energy & Transportation Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-3561

RE:    NextEra Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Form 8-K filed April 23, 2024
File No. 001-08841

Dear J. O'Brien and S. Buskirk:

This letter sets forth the responses of NextEra Energy, Inc. (the “Company” or “NEE”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) in your letter dated June 12, 2024, in relation to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) and Form 8-K filed on April 23, 2024 (the “Form 8-K”).

For your convenience, we have copied below in bold type each of the Staff’s comments, which are followed in each case by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2023

Note 1. Summary of Significant Accounting and Reporting Policies
Structured Payables, page 76

1. We note your description of the structured payables program that NEE offers to suppliers, which can extend the original invoice due date and include a service fee. We also note that the suppliers, at their discretion, may assign the negotiable draft they receive from a NEE subsidiary under the program to a financial institution. Based on your disclosure that substantially all the outstanding obligations under this program is included in accounts payable, please tell us how you evaluated whether this program meets the three criteria in FASB ASC 405-50-15-2 to be considered a supplier finance program. As part of your response, clarify i) where the portion of the structured payables balance not included in accounts payable is reported and why, and ii) the nature, terms and amount of the service fee and where it is reported in your Consolidated Statements of Income for each reporting period.

Response

The Company enters into large dollar engineering, procurement, and construction service and equipment purchase contracts associated with the construction of long-lived assets. In the ordinary
Page | 1

course of business, as part of the negotiation of these contracts, the Company looks to obtain extended payment terms. One approach the Company uses is a structured payables program in which the Company and the supplier agree to participate. Under the terms of the structured payables program, suppliers agree to receive by the original invoice due date a negotiable draft providing for payment of the invoiced amount (plus a service fee, as described below) on extended payment terms (on average approximately 90 days). These negotiable drafts are guaranteed by NextEra Energy Capital Holdings, Inc., a wholly owned subsidiary of NEE ("NEECH") and the indirect parent company of the NEECH subsidiaries participating in the program. Suppliers, at their discretion, may assign the negotiable drafts and the related rights to receive payment to financial institutions. The Company is obligated to pay the supplier or its assignee of the negotiable draft, but otherwise has no involvement in any aspect of any assignment of the draft after it is first issued to the supplier and is not a party to any contractual agreements between its suppliers and the assigned financial institutions.

Although the Company does not enter into an agreement with a finance provider or an intermediary as contemplated in FASB ASC 405-50-15-2(a), the Company believes it has established a supplier finance program when also considering FASB ASC 405-50-15-3 and is, therefore, subject to the disclosures required by the Subtopic because the Company is committed to pay the holder of the negotiable draft (which may be a party other than the supplier, i.e. an assignee). Further, the text of the negotiable draft confirms that the Company has validated the original invoice and that the supplier has the option to monetize the negotiable draft early through assignment of the negotiable draft to third parties.

The invoices included in the structured payables program are related to the construction of long-lived assets. When a supplier receives a negotiable draft, a service fee is added to the submitted supplier invoice. From an economic perspective, the Company views this service fee similar to the inverse of an early payment discount, a well-understood common contract feature, whereby the longer an invoice payment is outstanding the less of a discount the Company will receive. The invoice submitted for payment, including the service fee, is capitalized to "Property, plant and equipment - net" as part of the cost to construct the long-lived asset. During fiscal years ended December 31, 2023 and 2022, approximately $147 million and $155 million of service fees were capitalized to "Property, plant and equipment - net" on NEE's consolidated balance sheet and ultimately will be reflected on NEE's consolidated statement of income through "Depreciation and amortization".

As disclosed in the Form 10-K, the Company had approximately $4.7 billion and $3.7 billion under its structured payables program at December 31, 2023 and 2022, respectively. Of these amounts, $4.6 billion and $3.5 billion were included in "Accounts payable" on NEE's consolidated balance sheet at December 31, 2023 and 2022, respectively. The accrued service fees of $0.1 billion and $0.2 billion at December 31, 2023 and 2022, respectively, were included in "Accrued construction-related expenses" on NEE’s consolidated balance sheet and were not considered material to NEE's consolidated financial statements.

2. Article 5 of Regulation S-X requires separate and clear display of amounts payable for borrowings and amounts payable to trade creditors. Given the characteristics of your structured payables program and that a trade creditor is typically a supplier that has provided an entity with goods and services in advance of payment, tell us how you concluded these amounts should be classified as accounts payable versus a short term borrowing. In your
Page | 2

response, address how you considered the terms of the structured payables program (for example, but not limited to the inclusion of a service fee, guarantee, etc.) that may not be typical industry standard terms for accounts payables to a trade creditor.

Response
The Company appreciates the opportunity to articulate its consideration of Article 5 of Regulation S‑X and the balance sheet classification of its structured payables program. Given the lack of specific guidance in US GAAP, the Company recognizes that determining whether a trade payable should be classified as a borrowing when it is part of a structured payables program requires a thorough understanding of the terms and substance of the arrangement. Specifically, it is important to understand whether any changes made to the terms of the trade payable arrangement indicate that the characteristic of the liability has changed, such that the liability is no longer a trade payable and has become more of a “debt-like” obligation. In determining the classification, the Company considered the following factors:
•The Company negotiates this program with a significant number of its large suppliers, who provide engineering, procurement, and construction services and equipment associated with the construction of long-lived assets. The program has extended payment terms which are economically similar to terms contained in other current and historic engineering, procurement, and construction services and equipment purchase contracts with suppliers outside the structured payables program.
•Supplier participation is voluntary and the result of arm's length negotiations for new engineering, procurement, and construction service or equipment purchase contracts.
•When the NEECH subsidiary issues a negotiable draft, the supplier has the option to retain the negotiable draft or assign it to a buyer, such as a financial institution.
•The use of a negotiable draft is contemplated in the engineering, procurement, and construction service or equipment purchase contract between the Company and the supplier as part of the original contract terms.
•The economic substance and legal form of the underlying purchase and sale obligations set forth in the engineering, procurement, and construction service or equipment purchase contract do not change. The NEECH subsidiary's issuance of a negotiable draft confirms that the NEECH subsidiary has accepted the goods or services provided by the supplier and the terms of the negotiable draft expressly acknowledge an obligation to pay the trade payable. The issuance of the negotiable draft was contemplated by the purchase contract and does not relieve the NEECH subsidiary's payment obligation under the invoice until payment is ultimately made on the extended payment date.
•NEECH, as the parent of the subsidiaries obligated under the structured payables program, issues to the supplier a guaranty that is consistent with ordinary business practices for large engineering, procurement, and construction services and equipment purchase contracts. NEECH issues guarantees or serves as co-signatory in support of its subsidiaries' payment obligations that arise from supplier contracts to support the construction activities associated with long-lived assets when those subsidiaries do not have or do not yet have ongoing operations.
•Although upon delivery of the negotiable draft the NEECH subsidiary is deemed to have accepted the supplier's performance of its underlying purchase or service delivery obligation under the contract, the corresponding NEECH subsidiary retains contractual rights to exercise warranty claims and sue or, in some instances, seek liquidated damages for non-conforming goods or breach of other contractual obligations by the supplier pursuant to the terms of the contract or associated purchase order notwithstanding any assignment of the negotiable draft by the supplier to a financial institution.
Page | 3

•The negotiable draft does not contain any acceleration provisions in an event of default and does not incorporate cross-default provisions that would accelerate repayment of the trade payable if the NEECH subsidiary breaches covenants or defaults on other obligations. A security interest is not created or perfected merely by having a guaranty.
•A supplier which has submitted an invoice to a customer for payment generally has an unsecured claim against that customer in bankruptcy. This claim would remain an unsecured claim even if reflected by a negotiable draft.
•The Company does not enter into any tri-party arrangements with the supplier and financial intermediary. The negotiable draft and guaranty are established solely between the Company and the supplier.
•The Company is not party to any factoring arrangements or agreements, nor does it receive any referrals or rebates. Additionally, existing credit lines are not drawn down and new credit lines are not established with financial institutions. The Company does not utilize a paying agent or an accounts payable platform of any financial institutions.
•The financial institutions utilized by the suppliers commonly engage in financing receivables. The financial institutions do not have any involvement in the selection of the invoice payments and do not receive new rights not already afforded to the supplier or another party that purchases the negotiable draft from the supplier. A payment default on an outstanding negotiable draft does not result in acceleration of payment or other cross defaults with the financial institution, if applicable.

Based on the Company's consideration of all the factors discussed above in totality, the Company concluded that the economic substance of the payment obligations in the structured payables program remains that of trade payables.

Form 8-K filed April 23, 2024

Outlook, page 2

3. We note on page 2 of your earnings release that you provide outlook guidance for the non-GAAP financial measure adjusted earnings per share without providing a reconciliation to the most directly comparable GAAP financial measure. Please provide a reconciliation to the most directly comparable GAAP financial measure or a statement that providing such reconciliation requires unreasonable efforts. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(b) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response
In response to the Staff's comments, the Company respectfully advises the Staff that it plans to include enhanced disclosure related to its forward-looking non-GAAP measure in future filings to add certain additional disclosure to further clarify the fact that the Company is considering Question 102.10(b) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and relying on the "unreasonable efforts" exception to Item 10(e)(1)(i)(B) of Regulation S-X. The Company expects that the enhanced disclosure will be consistent with the following:

NextEra Energy does not provide a quantitative reconciliation of forward-looking adjusted earnings per share to earnings per share, the most directly comparable GAAP financial measure, because certain information needed to reconcile these measures is not available without unreasonable efforts due to the inherent difficulty in forecasting and quantifying these
Page | 4

measures. These items include, but are not limited to, the effects of non-qualifying hedges and unrealized gains and losses on equity securities held in NextEra Energy Resources, LLC's nuclear decommissioning funds and other than temporary impairments. These items could significantly impact GAAP earnings per share.

Page | 5

If you would like to discuss the Company's responses to the Staff's comments or any other matters, please contact me at 561-304-5315.

Sincerely,

BRIAN W. BOLSTER

Brian W. Bolster
Executive Vice President, Finance and
Chief Financial Officer
of NextEra Energy, Inc.

Page | 6